NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Integrated Electrical Services, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on July 6, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that on December 14, 2005, the Company announced that it has reached a non-binding agreement in principle with an ad hoc committee, whose members hold a majority of the Company's 9 3/8% senior subordinated notes due 2009, for a proposed consensual restructuring of the Company's capital structure that 'currently contemplates the filing of a pre-packaged Chapter 11 plan of reorganization'. As part of this non-binding agreement, senior subordinated noteholders would receive in exchange for all of their notes shares representing approximately 82% of the common stock of the reorganized company. In addition, the Company is below the NYSE's continued listing standards regarding average closing price of a security of less than $1.00 over a consecutive 30 trading day period. The stock closed at $0.80 on December 14, 2005. 1. The Exchange's Listed Company Manual (the 'LCM'), Section 802.01C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when the average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. Also, subsection 802.01D (Bankruptcy and/or Liquidation) of the LCM states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on December 15, 2005, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on December 15, 2005. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on December 15, 2005, of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. On December 30, 2005, the Exchange received a letter from the Company to request a hearing before the Board of Directors' Committee for Review concerning the Exchange's decision, in accordance with Exchange's Rule 499 and Section 804.00 of the Exchange's Listed Company Manual. 5. On April 11, 2006, the Committee for Review issued a decision that affirmed the determination of the Exchange's Staff to delist the Common Stock of the Company. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 15, 2005.